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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November 2002


                                  OPTIBASE LTD.
                                  -------------
                 (Translation of registrant's name into English)

                                2 GAV YAM CENTER
                                7 SHENKAR STREET
                             HERZLIYA 46120, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X    Form 40-F
                                    -----            -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No   X
                                     -----    -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

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Attached hereto and incorporated by reference herein is a press release dated
November 14, 2002 announcing the resignation of one of the registrant's directors from the registrant's Board of Directors.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                            Optibase Ltd.
                                                            -------------
                                                            (Registrant)


                                   By:    /s/ Zvika Halperin
                                          ------------------------
                                   Name:  Zvika Halperin
                                   Title: Chief Financial Officer


Date: November 14, 2002

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